                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.         NAME AND ADDRESS OF COMPANY
                Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
                Toronto, ON   M5H 3Y2

ITEM 2.         DATE OF MATERIAL CHANGES
                March 27 and 29, 2006

ITEM 3.         NEWS RELEASES
                News releases were issued by Kinross in Toronto on March 27 and 30, 2006 with respect to the material changes and filed via SEDAR.

ITEM 4.         SUMMARY OF MATERIAL CHANGES
                Kinross announced (i) that it has appointed Mr. Thomas M. Boehlert as Executive Vice President and Chief Financial Officer; and (ii) that it has adopted a shareholder rights plan.

ITEM 5.         FULL DESCRIPTION OF MATERIAL CHANGES

                Kinross announced the appointment of Thomas M. Boehlert as Executive Vice President and Chief Financial Officer of Kinross.

                Mr. Boehlert has more than 20 years experience in finance and banking. Most recently, he was Executive Vice President and Chief Financial Officer of Texas Genco of Houston, an independent electric power company. Prior to that, he was Executive Vice President and Chief Financial Officer of Direct Energy of Toronto, a North American energy services company. Mr. Boehlert was also Senior Vice President and Chief Financial Officer of Sithe Energies of New York, an international independent electric power company. Mr. Boehlert spent 14 years as a banker at Credit Suisse in New York and London where he was responsible for covering energy companies and project finance activities.

                Mr. Boehlert holds a B.A. in Accounting from Indiana University, an M.B.A., Finance from New York University and is a certified public accountant.

                This appointment follows the April 7, 2006 retirement of Lars-Eric Johansson, Kinross' Executive Vice President and Chief Financial Officer since June 2004.

                Kinross' Board of Directors has adopted a shareholders rights plan (the "Plan") to ensure all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan was effective after the close of markets on March 29, 2006 and is subject to regulatory and shareholder approval.

                The Plan will address the Company's concern that existing legislation does not permit sufficient time for the board of directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

              The Plan is similar to those adopted by other Canadian companies, is consistent with corporate practice and addresses guidelines for such plans set out by institutional investors. The Plan was not adopted in response to any specific take-over threat and the Company is not aware of any pending or threatened take-over bids for the Company. The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will be a Permitted Bid if it is made by way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

              Under the Plan one right is issued for each of the common shares of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time.

              The adoption of the Plan is subject to acceptance by the Toronto Stock Exchange. The Plan must be ratified by shareholders of the Company at a meeting to be held to consider the Plan. A complete copy of the Plan is available from the Secretary of the Company.

ITEM 6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
              N/A

ITEM 7.       OMITTED INFORMATION
              N/A

ITEM 8.       EXECUTIVE OFFICER
              Ms. Shelley M. Riley
              Vice President, Administration and Corporate Secretary
              Telephone: (416) 365-5198
              Facsimile: (416) 365-0237

ITEM 9.       DATE OF REPORT
              April 4, 2006.


                                        KINROSS GOLD CORPORATION

                                        PER:    /s/ Chris Hill
                                                --------------------------------
                                                Chris Hill
                                                Sr. Vice President and Treasurer




                                      - 2 -